

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Xiaoping Chen
Chief Executive Officer
Viomi Technology Co., Ltd
Wansheng Square, Rm 1302 Tower C
Xingang East Road , Haizhu District
Guangzhou, Guangdong , 510220
People's Republic of China

       Re: Viomi Technology Co., Ltd
           Form 20-F for the Year Ended December 31, 2022
           Filed April 25, 2023
           File No. 001-38649

Dear Xiaoping Chen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing